UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                         NAVIOS MARITIME HOLDINGS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                    Y62196103
                                 (CUSIP Number)

                                FEBRUARY 28, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

Y62196103                                                      PAGE 2 OF 5 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PEQUOT CAPITAL MANAGEMENT, INC.
                  06-1524885

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                a.       [ ]
                b.       [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CONNECTICUT

                            5             Sole Voting Power
Number of                                          2,766,100
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,864,900
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,864,900

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.9%

12       Type of Reporting Person (See Instructions)

                                    IA, CO

Y62196103                                                      PAGE 3 OF 5 PAGES


ITEM 1(A) NAME OF ISSUER: Navios Maritime Holdings, Inc. (the "Issuer").

     1(B) ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 67 Notara Street,
          Piraeus, Greece 185 35

ITEM 2(A) - (C) NAME, PRINCIPAL BUSINESS ADDRESS, AND CITIZENSHIP OF PERSON
          FILING: Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, CT, 06880, which is a Connecticut corporation.

     2(D) TITLE OF CLASS OF SECURITIES: Common Stock, $0.0001 par value per share

     2(E) CUSIP NUMBER: Y62196103

ITEM 3. This statement is filed pursuant to Rule 13(d)(b)(1)(ii)(E). Pequot Capital Management, Inc. is an investment adviser registered under
        Section 203 of the Investment Advisers Act of 1940.

ITEM 4. OWNERSHIP:

     Ownership as of February 28, 2006 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

     The number of shares reported in Items (5) - (9) and (11) consists of 1,393,600 shares and 1,471,300 shares issuable upon the exercise of certain warrants held for the accounts of the Reporting Person's clients. Certain of the shares reported in Items (5) - (9) and (11) were acquired through the purchase of units of the Issuer, each of which consists of one share and two warrants to purchase shares.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

Y62196103                                                      PAGE 4 OF 5 PAGES

ITEM 10. CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Y62196103                                                      PAGE 5 OF 5 PAGES



                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 10, 2006              PEQUOT CAPITAL MANAGEMENT, INC.



                                   By:      /s/ Aryeh Davis
                                           -------------------------------
                                   Name:    Aryeh Davis
                                   Title:   Chief Operating Officer,
                                            General Counsel and Secretary